UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

XENON PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock Without Par Value

(Title of Class of Securities)

CUSIP 98420N105

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98420N105	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Stein Family LLC 27-4356101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 434,889 (see Item 4)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 434,889 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,889 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.43%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 98420N105	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Evan Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,027 (see Item 4)
	6	SHARED VOTING POWER 434,889 (see Item 4)
	7	SOLE DISPOSITIVE POWER 9,027 (see Item 4)
	8	SHARED DISPOSITIVE POWER 434,889 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,916 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.48%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 98420N105	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

Xenon Pharmaceuticals Inc., a British Columbia corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Office:

200 – 3650 Gilmore Way

Burnaby, British Columbia

Canada V5G 4W8

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G/A is being filed by the Stein Family LLC (“Stein LLC”) and Dr. Evan A. Stein (“Stein”), as joint filers (collectively, the “Reporting Persons”). Stein is the sole managing member and sole owner of Stein LLC. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 25 E Superior St., #4602, Chicago IL 60611

(c)	Citizenship:

Please see Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock, without par value (the “Common Stock”)

(e)	CUSIP Number:

98420N105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 98420N105	Page 5 of 7 Pages

Item 4.	Ownership

Stein LLC

Number of Shares: 434,889

Percentage of Outstanding Shares: 2.43%

Sole Voting Power: None.

Shared Voting Power: 434,889

Sole Dispositive Power: None.

Shared Dispositive Power: 434,889

Stein

Number of Shares: 443,916

Percentage of Outstanding Shares: 2.48%

Sole Voting Power: 9,027

Shared Voting Power: 434,889

Sole Dispositive Power: 9,027

Shared Dispositive Power: 434,889

Stein is the sole managing member and sole owner of Stein LLC and has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 434,889 shares of Common Stock owned by Stein LLC. For purposes of this Schedule 13G/A only, the Reporting Persons are reporting shared voting and shared dispositive power over the 434,889 shares of Common Stock owned by Stein LLC.

Item 5.	Ownership of Five Percent or Less of a Class ☒

Item 6.	Ownership of more than Five Percent on Behalf of another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 98420N105	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2017

STEIN FAMILY LLC

By: /s/ Evan A. Stein

Title: Managing Member

/s/ Evan A. Stein
Evan A. Stein

CUSIP NO. 98420N105	Page 7 of 7 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, each referred to herein as a “Joint Filer”, agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereof) with respect to the beneficial ownership of certain shares of Common Stock of Xenon Pharmaceuticals Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

STEIN FAMILY LLC

By: /s/ Evan A. Stein

Title: Managing Member

/s/ Evan A. Stein
Evan A. Stein

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)